EX 99.1

FOR IMMEDIATE RELEASE
Velti Announces First Quarter 2013 Results
Re-affirms FY 2013 Adjusted EBITDA and Free Cash Flow Guidance on Lower Revenue

DUBLIN, Ireland and SAN FRANCISCO, CA - May 13, 2013 (GLOBE NEWSWIRE) -- Velti plc (Nasdaq: VELT), the leading global provider of mobile marketing and advertising technology and solutions, today announced financial results for the first quarter ended March 31, 2013.

“During the first quarter, we continued to take the necessary steps to improve Velti's financial position and drive long-term growth,” said Alex Moukas, chief executive officer. “We believe that through a host of significant operational changes made to our business, including a reduction of more than 20 percent in headcount, as well as more stringent cost controls throughout our organization, we have further strengthened our ability to generate improved free cash flow and adjusted EBITDA for the year.

“2013 will be a transitional year as we continue to optimize our business around strategic geographies and accounts, being selective about the revenue opportunities we pursue. We are beginning to see success in achieving a more optimal distribution of our revenue, aligning with our business goals. In total, 65 percent of our first quarter revenue came from Americas and Western Europe.

“With differentiated innovations to our technology platform as well as strong customer support, we have continued to maintain positive customer relationships. Velti provides a valuable service and unique expertise and we are deeply committed to delivering outcomes that prove the efficiency of every marketing dollar. We are taking the necessary and difficult steps to create a strong, sustainable business for our customers, shareholders and employees, and we look forward to reporting on our progress over the coming quarters.”

Q1 2013 Financial Highlights

•	Revenue of $41.0 million, a decrease of 21 percent from Q1 2012;

•	Revenue less 3rd party costs in Q1 of $17.6 million;

•	Adjusted EBITDA of ($18.3) million, or ($16.1) million excluding the bad debt provision compared with $4.6 million in Q1 2012;

•
GAAP net loss attributable to Velti of $156.4 million and diluted EPS of ($2.38) during Q1 compared with a net loss of $8.8 million and EPS of ($0.14) for Q1 2012; Velti incurred a non-cash charge of $133.1 million related to the write-down of substantially all goodwill and other intangible assets, which was triggered by our decline in market value and was largely mechanical based on our stock price on March 31st. Notwithstanding the required accounting treatment, our view is that both the businesses acquired and the intangibles acquired or developed by the Company have substantial economic value in our ongoing business operations; and

•	Adjusted net loss of $18.1 million and adjusted diluted EPS of ($0.27) compared with adjusted net loss of $1.1 million and adjusted diluted EPS of ($0.02) for Q1 2012.

Mobile Advertising and Marketing Revenues and Third Party Costs

•
Mobile advertising revenue of $10.1 million, and mobile advertising 3rd party costs of $7.0 million; resultant mobile advertising revenue less 3rd party costs of $3.1 million, or a margin of 30 percent; and

•	Mobile marketing revenue of $30.9 million, and mobile marketing 3rd party costs of $16.3 million; resultant mobile marketing revenue less 3rd party costs of $14.6 million, or a margin of 47 percent.

Cash, Comprehensive DSOs and Asset Impairment

•	Cash position of $16.3 million as of March 31, 2013;

•	Q1 operating cash flow of ($26.6) million, excluding a $6.0 million acquisition payment related to Mobclix;

•	Comprehensive DSOs of 309 days; and

•	Q1 free cash flow, excluding the impact of acquisition related obligations of ($34.3) million.

Please see the reconciliation of net income (loss) before non-controlling interest to adjusted EBITDA later in this release.

For additional information related to our first quarter 2013 results, please see the Q1 2013 Earnings Slide Deck available on the Events section of the investor website at http://investors.velti.com/events.cfm.

Velti Announces Appointment of Mari Baker as Chief Operating Officer
The company also announced that Mari Baker has joined Velti as chief operating officer. Ms. Baker was appointed to our Board of Directors in August 2011 and has an impressive track record for driving growth and efficiency at a variety of respected Bay Area companies. In addition to CEO roles at two venture-backed companies, Ms. Baker led the sale of BabyCenter to Johnson & Johnson in 2001 and integrated and expanded the company through her next five years as a company president at J&J. For the ten previous years, she was a key member of the leadership team at Intuit as the company grew from under $10 million in revenue to nearly $850 million, and led various business and functional units. Ms. Baker attended Stanford University where she also served on the board of trustees and currently serves on the board of directors of John Wiley & Sons, and Velti.

“We are very pleased to announce today that Mari Baker is joining Velti in a permanent capacity as our chief operating officer,” said Moukas. “Mari boasts an impressive track record for driving growth and efficiency, and has provided valuable leadership to us in her time as a board member and interim COO, where she has been integral in driving the recent restructuring and a strong focus on operations.”

Q1 Business Highlights

•
Velti continues to experience strong demand for its services and during the first quarter it added key new 7-figure deals with major brands, including American Express, Ford and AT&T, Panasonic, Vodafone, Orange, Claro and Coca Cola;

•
The company announced the launch of Velti Media, the company's mobile ad network with encouraging early results and an impressive list of blue chip, global brand partners, including Disney, Toyota and Unilever among others;

•
Velti also announced the launch of advanced multi-channel targeting technology, enabling brands to target consumers with relevant advertising and marketing interactions, identifying and reaching the same consumers across any device or platform, utilizing retargeting capabilities from desktop to mobile web, mobile apps and messaging; and

•
Velti and BlueKai announced a mobile data partnership that allows brands and agencies using BlueKai's Data Activation System to have new access to Velti's extensive mobile marketing data, enabling them to more precisely target consumers on mobile devices.

Q2 and Fiscal Year 2013 Outlook
Though Velti will not be providing an updated range of revenue guidance for fiscal year 2013, revenue is expected to come in lower than original mid-point guidance of $267.5 million. The company is, however, re-affirming fiscal year 2013 adjusted EBITDA and free cash flow guidance and setting forth Q2 guidance as follows:

($ in millions, excluding Spin-Off)	Qtr. End. June 30th		FYE Dec. 31st
	Low	High	Low	High
Revenue Guidance	$42.0	$45.0	N/A	N/A
Adjusted EBITDA Guidance	$(12.0)	$(8.0)	$5.0	$15.0
Free Cash Flow Guidance, Exclusive of Acquisition Payments	N/A	N/A	$5.0	$15.0

Conference Call
The company will host a conference call today at 4:30 PM ET to discuss these results. The conference call can be accessed at (877) 415-4117 or (708) 290-1138 (International), conference ID# 60248752. The call will also be broadcast simultaneously at http://investors.velti.com. Following completion of the call, a recorded replay of the webcast will be available for three months on the Events section of the investor website at http://investors.velti.com/events.cfm. To listen to the telephone replay, call toll-free (855) 859-2056 or (404) 537-3406 (International), conference ID# 60248752. The telephone replay will be available from 7:30 PM ET May 13 through May 20, 2013. Additional investor information can be accessed at http://velti.com.

Use of Non-GAAP Measures
This press release includes non-GAAP financial measures such as adjusted EBITDA, adjusted net income and adjusted earnings per share. These non-GAAP financial measures are not a measure of financial performance or liquidity calculated in accordance with accounting principles generally accepted in the U.S., referred to herein as GAAP, and should be viewed as a supplement to, not a substitute for, our results of operations presented on the basis of GAAP. Reconciliation of these non-GAAP financial measures to the most directly comparable GAAP financial measures is detailed in the table below.

We define adjusted net income (loss) by excluding foreign exchange gains or losses, share-based compensation expense, non-recurring expenses including severance, restructuring and impairment, acquisition related expenses, deferrals of net profits of our equity method investments related to transactions with us, and acquisition-related depreciation and amortization.

We define adjusted EBITDA by excluding from adjusted net income (loss), gains or losses from our equity method investments, the remaining depreciation and amortization, the provision for income taxes, net interest expense, and other income and expense.

Adjusted net income (loss) and adjusted EBITDA are not necessarily comparable to similarly-titled measures reported by other companies.

Adjusted income (loss) per share is adjusted net income (loss) divided by diluted shares outstanding.

We believe these non-GAAP financial measures are useful to management, investors and other users of our financial statements in evaluating our operating performance because these financial measures are additional tools to compare business performance across companies and across periods. We believe that:

•
these non-GAAP financial measures are often used by investors to measure a company's operating performance without regard to items such as interest expense, taxes, depreciation and amortization and foreign exchange gains and losses, which can vary substantially from company to company depending upon accounting methods and book value of assets, capital structure and the method by which assets were acquired; and

•
investors commonly use these non-GAAP financial measures to eliminate the effect of restructuring and share-based compensation expenses, one-time non-recurring expenses, and acquisition-related expenses, which vary widely from company to company and impair comparability.

 We use these non-GAAP financial measures:

•	as a measure of operating performance to assist in comparing performance from period to period on a consistent basis;

•	as a measure for planning and forecasting overall expectations and for evaluating actual results against such expectations;

•	as a primary measure to review and assess the operating performance of our company and management team in connection with our executive compensation plan incentive payments; and

•	in communications with our board of directors, stockholders, analysts and investors concerning our financial performance.

Note to Financial Statements
The financial information in this announcement does not constitute statutory financial statements as defined in Article 102 of the Companies (Jersey) Law 1991. Copies of our annual report and financial statements will be available at our registered office: First Floor, 28-32 Pembroke Street Upper, Dublin 2, Republic of Ireland or can be downloaded at the company's website at www.velti.com.

Forward-Looking Statements
"Safe harbor" statement under the Private Securities Litigation Reform Act of 1995: This press release contains forward-looking statements about the Company's business and financial outlook; including statements regarding revenue and adjusted EBITDA guidance for second quarter and fiscal year 2013, and guidance related to 2013 free cash flow; the financial impact of our recent restructuring and the 2012 divestment of assets; and our revenue distribution. The achievement or success of the matters covered by such forward-looking statements involve risks, uncertainties and assumptions, and if any such risks or uncertainties materialize or if any of the assumptions prove incorrect, the company's results could differ materially from the results expressed or implied by the forward-looking statements. These risks and uncertainties include - but are not limited to - our ability to collect on outstanding accounts receivable, manage our accounts payable, and improve our comprehensive DSOs; generate sufficient cash and reduce expenses to meet our tight cash flow requirements; continue to expand as the leading global provider of integrated, comprehensive mobile marketing and advertising technology; expand our customer base; achieve the benefits of our acquisitions; and obtain key approval to financial covenants with our lenders. Further information on these and other factors that could affect the company's results is included in our Annual Report on Form 20-F and our current reports on Form 6-K filed with the Securities and Exchange Commission and in other filings we may make with the Securities and Exchange Commission from time to time. Velti assumes no obligation and does not intend to update these forward-looking statements, except as required by law.

About Velti
Velti is a leading global provider of mobile marketing and advertising technology and solutions that enable brands, advertising agencies, mobile operators and media to implement highly targeted, interactive and measurable campaigns by communicating with and engaging consumers via their mobile devices. The Velti platform, called Velti mGage™, allows companies to use mobile and traditional media to reach targeted consumers, engage the consumer through the mobile Internet and applications, convert them into customers and continue to actively manage the relationship through the mobile channel. Velti is a publicly-held corporation based in Jersey, and trades on the NASDAQ Global Select Market under the symbol VELT. For more information, visit www.velti.com.

The Velti logo is available at http://www.globenewswire.com/newsroom/prs/?pkgid=7438

	For the Three Months Ended March 31,
	2013	2012
Reconciliation to adjusted EBITDA:	(in thousands except per share amounts)
Net loss	$(157,037)	$(8,839)
Adjustments:
Gain (loss) from foreign currency transactions	2,634	(1,375)
Non-cash share based compensation (1)	337	8,608
Non-recurring and acquisition-related expenses (2)	415	(2,301)
Impairment of goodwill and intangible assets (3)	133,129	—
Loss from equity method investments	—	133
Depreciation and amortization - acquisition related	2,462	2,637
Adjusted net loss	$(18,060)	$(1,137)
Loss from equity method investments - other	—	238
Depreciation and amortization - other	6,158	4,632
Income tax (benefit) expense	(6,853)	278
Interest expense, net	438	743
Other	6	(146)
Adjusted EBITDA	$(18,311)	$4,608

Adjusted net loss per share - basic	$(0.27)	$(0.02)

Adjusted net loss per share - diluted	$(0.27)	$(0.02)

Basic shares	65,808	61,816

Diluted shares	65,808	61,816

(1) During the quarter ended March 31, 2012, certain share awards with vesting terms of one year or less were granted to employees and directors, resulting in additional compensation expense of approximately $4.0 million.

(2) Non-recurring and acquisition-related income in 2012 resulted from a gain on re-measurement of our pre-acquisition ownership interest in CASEE to fair value, which was partially offset by expense on re-measurement of contingent consideration for our Mobclix and Mobile Interactive Group acquisitions and other expenses related to completed acquisitions.

(3) Impairment of goodwill and intangible assets in 2013 related to the write-down of all goodwill and certain other intangible assets, which was triggered by a decline in the company's market value.

Share based expenses included in the condensed consolidated statements of operations for the three months ended March 31, 2013 and 2012 were as follows:

	For the Three Months Ended March 31,
	2013	2012
	(in thousands)
Datacenter and direct project	$48	$972
General and administrative	(36)	3,660
Sales and marketing	174	2,392
Research and development	151	1,584
	$337	$8,608

Velti plc
Condensed Consolidated Statements of Operations
(in thousands, except per share amounts)
(unaudited)

	For the Three Months Ended March 31,
	2013	2012
Revenue:
Software as a service (SaaS) revenue	$32,390	$46,768
License and software revenue	2,159	1,505
Managed services revenue	6,458	3,520
Total revenue	41,007	51,793
Cost and expenses:
Third-party costs	23,365	16,862
Datacenter and direct project costs	5,552	7,892
General and administrative expenses	14,065	15,132
Sales and marketing expenses	12,591	12,753
Research and development expenses	4,497	4,684
Acquisition related and other charges	—	2,197
Impairment of goodwill and intangible assets	133,129	—
Depreciation and amortization	8,620	7,269
Total cost and expenses	201,819	66,789
Loss from operations	(160,812)	(14,996)
Interest expense, net	(438)	(743)
Gain (loss) from foreign currency transactions	(2,634)	1,375
Other income (expense)	(6)	6,174
Loss before income taxes, equity method investments and non-controlling interest	(163,890)	(8,190)
Income tax benefit (expense)	6,853	(278)
Net loss from equity method investments	—	(371)
Net loss	(157,037)	(8,839)
Net loss attributable to non-controlling interest	(679)	(21)
Net loss attributable to Velti	$(156,358)	$(8,818)

Net loss per share attributable to Velti:
Basic	$(2.38)	$(0.14)
Diluted	$(2.38)	$(0.14)
Weighted average number of shares outstanding for use in computing per share amounts:
Basic	65,808	61,816
Diluted	65,808	61,816

Velti plc
Condensed Consolidated Balance Sheets
(in thousands, except share and per share amounts)
(unaudited)

	March 31,	December 31,
	2013	2012
ASSETS
Current assets:
Cash and cash equivalents (includes $2.1 million and $1.1 million from VIE as of March 31, 2013 and December 31, 2012)	$16,327	$36,571
Trade receivables, net of allowance for doubtful accounts of $8.7 million and $7.0 million as of March 31, 2013 and December 31, 2012 (includes $12.0 million and $12.4 million from VIE as of March 31, 2013 and December 31, 2012)	146,827	150,074
Accrued contract receivables, net of allowance for doubtful accounts of $1.4 million and $1.0 million as of March 31, 2013 and December 31, 2012 (includes $8.5 million and $8.8 million from VIE as of March 31, 2013 and December 31, 2012)	136,096	132,957
Prepayments	10,320	12,733
Other receivables and current assets (includes $1.2 million and $1.3 million from VIE as of March 31, 2013 and December 31, 2012)	12,720	12,353
Total current assets	322,290	344,688
Non-current assets:
Property and equipment, net (includes $0.2 million from VIE as of March 31, 2013 and December 31, 2012)	12,004	13,073
Intangible assets, net (includes $2.8 million and $2.9 million from VIE as of March 31, 2013 and December 31, 2012)	23,097	93,982
Goodwill	—	70,498
Other assets (includes $1.2 million and $1.5 million from VIE as of March 31, 2013 and December 31, 2012)	16,487	14,782
Total non-current assets	51,588	192,335
Total assets	$373,878	$537,023
LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
Accounts payable (includes $0.7 million from VIE as of March 31, 2013 and December 31, 2012)	$38,235	$37,786
Accrued liabilities (includes $0.5 million from VIE as of March 31, 2013 and December 31, 2012)	88,184	97,374
Deferred revenue and current portion of deferred government grant (includes $0.7 million from VIE as of March 31, 2013 and December 31, 2012)	9,028	12,626
Current portion of acquisition related liabilities	33,444	33,352
Short-term debt financings	47,810	851
Income tax liabilities (includes $0.9 million from VIE as of March 31, 2013 and December 31, 2012)	10,753	9,953
Total current liabilities	227,454	191,942
Non-current liabilities:
Long-term debt	—	27,342
Deferred government grant - non-current	—	1,297
Acquisition related liabilities - non-current	2,233	2,221
Other non-current liabilities (includes $4.6 million and $4.8 million from VIE as of March 31, 2013 and December 31, 2012)	14,651	21,703
Total liabilities	244,338	244,505
Commitments and contingencies
Shareholders' equity:
Share capital, nominal value £0.05, 100,000,000 ordinary shares authorized; 66,164,433 and 65,622,141 shares issued and outstanding as of March 31, 2013 and December 31, 2012	5,501	5,462
Additional paid-in capital	399,492	399,127
Accumulated deficit	(252,311)	(95,953)
Accumulated other comprehensive loss	(22,587)	(16,242)
Total Velti shareholders' equity	130,095	292,394
Non-controlling interests	(555)	124
Total equity	129,540	292,518
Total liabilities and shareholders' equity	$373,878	$537,023

Velti plc
Condensed Consolidated Statements of Cash Flows
(in thousands)
(unaudited)

	For the Three Months Ended March 31,
	2013	2012

Cash flows from operating activities:
Net loss	$(157,037)	$(8,839)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	8,620	7,269
Change in fair value of contingent consideration	—	2,197
Non-cash interest expense	153	449
Share-based compensation	337	8,608
Deferred income taxes and other tax liabilities	(7,936)	—
Impairment of goodwill and intangible assets	133,129	—
Foreign currency transactions and other	2,634	(1,375)
Provision for doubtful accounts	2,257	330
Gain on previously held shares in CASEE	—	(6,028)
Change in operating assets and liabilities	(14,651)	(18,480)
Net cash used in operating activities	(32,494)	(15,869)
Cash flow from investing activities:
Purchase of property and equipment	(526)	(5,728)
Investments in software development and purchased software	(7,132)	(9,276)
Investment in subsidiaries and equity method investments, net of cash acquired	—	(6,944)
Net cash used in investing activities	(7,658)	(21,948)
Cash flow from financing activities:
Net proceeds from issuance of ordinary shares	67	705
Proceeds from borrowings and debt financing	19,976	2
Repayment of borrowings	(4)	(789)
Net cash generated from (used in) financing activities	20,039	(82)
Effect of changes in foreign exchange rates	(131)	3,085
Net decrease in cash and cash equivalents	(20,244)	(34,814)
Cash and cash equivalents at beginning of period	36,571	75,765
Cash and cash equivalents at end of period	$16,327	$40,951

For further information, please contact:

Jeffrey G. Ross Chief Financial Officer jross@velti.com
Leslie Green Investor Relations lgreen@velti.com